                                                                                  Exhibit 12(e)
                                         New Orleans Public Service Inc.
                            Computation of Ratios of Earnings to Fixed Charges and
                    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                      Twelve Months Ended December 31,
                                                                 1990     1991      1992       1993     1994

Fixed charges, as defined:
  Interest on mortgage bonds                                   $24,472   $23,865   $22,934   $19,478   $16,382
  Interest on notes payable                                         --        --        --        --       153
  Other interest charges                                           831       793     1,714     1,016     1,027
  Amortization of expense and premium on debt-net(cr)              579       565       576       598       710
  Interest applicable to rentals                                   160       517       444       544     1,245

Total fixed charges, as defined                                 26,042    25,740    25,668    21,636    19,517

Preferred dividends, as defined (a)                              4,020     3,582     3,214     2,952     2,071
                                                               -----------------------------------------------

Combined fixed charges and preferred dividends, as defined     $30,062   $29,322   $28,882   $24,588   $21,588
                                                               ===============================================

Earnings as defined:

  Net Income                                                   $27,542   $74,699   $26,424   $47,709   $13,211
  Add:
    Provision for income taxes:
      Federal and State                                            134     8,885    16,575    27,479    22,606
    Deferred Federal and State - net                            17,370    36,947      (340)    5,203   (15,674)
    Investment tax credit adjustment - net                         (75)     (591)     (170)     (744)   (2,332)
    Fixed charges as above                                      26,042    25,740    25,668    21,636    19,517
                                                               -----------------------------------------------

Total earnings, as defined                                     $71,013  $145,680   $68,157  $101,283   $37,328
                                                               ===============================================

Ratio of earnings to fixed charges, as defined                    2.73      5.66      2.66      4.68      1.91
                                                               ===============================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  2.36      4.97      2.36      4.12      1.73
                                                               ===============================================

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.